U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                         Commission File Number: 1-13752

[X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 10-Q and Form  10-QSB
                                 [ ] Form N-SAR
                      For Period Ended: December 31, 1999

  [ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                 Not applicable

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Part I - Registrant Information

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Full Name of Registrant:                Smith-Midland Corporation
Former Name if applicable:              Not Applicable
Address of Principal Executive Office:  5119 Catlett Road, P.O. Box 300
                                        Midland, Virginia 22728

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Part II - Rule 12b-25(b) and (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in  reasonable  detail the  reasons  why Form 10-K and Form  10-KSB,
11-K, 20-F, 10-Q and Form 10-QSB, N SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company installed a new accounting and manufacturing system during the fourth quarter of 1999 and a new chief financial officer was appointed effective January 1, 2000. Delays in completing the new system conversion have resulted in delays in completing the audit for the year ended December 31, 1999.



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Part IV - Other Information

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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification:

                             Robert E. Albrecht, Jr.
                                 (540) 439-3266

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For 1998, the Company reported a loss of $783,883. For the nine months ended September 30, 1999, the Company reported net income of $351,023. While the Company expects to report a significant loss in the fourth quarter of 1999, for which it currently has insufficient data to quantify, it nonetheless expects the results of operations for 1999 to be significantly better than those for 1998.

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     Smith-Midland  Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



                                       SMITH-MIDLAND CORPORATION



Date:  March 28, 2000              By:   /s/ Robert E. Albrecht, Jr.
                                       -----------------------------------------
                                        Robert E. Albrecht, Jr.
                                        Chief Financial Officer